UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                              Lindberg Corporation
                                (Name of Issuer)

                          Common Stock, $2.50 Par Value
                         (Title of Class of Securities)

                                  5351-71-10-2
                                 (CUSIP Number)

                        Woon-Wah Siu, Bell, Boyd & Lloyd
                       70 West Madison Street, Suite 3300
                             Chicago, Illinois 60602
                               Tel: (312) 372-1121
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 26, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 5 Pages

SCHEDULE 13D
CUSIP No.    5351-71-10-2
PAGE 2 of 5 Pages

1    NAME OF REPORTING PERSON:  George H. Bodeen
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          a ( ) b ( )
3    SEC USE ONLY
4    SOURCE OF FUNDS:  Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  ( )
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7    SOLE VOTING POWER:           85,750
8    SHARED VOTING POWER:        375,974
9    SOLE DISPOSITIVE POWER:     461,724
10   SHARED DISPOSITIVE POWER:          0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 470,724
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: (X)
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.9%
14   TYPE OF REPORTING PERSON:  IN

PAGE 3 of 5 Pages

     This Amendment No. 3 is being filed electronically via the securities and Exchange commission's EDGAR system. Pursuant to the applicable EDGAR rules, this amendment restates the extire text of the original statement and amendments No. 1-2.

     There have been no changes in the information reported in the statement of the undersigned filed with the Securities and Exchange Commission under cover of
Schedule 13D, Amendment No. 2, except as indicated below:

Item 1.  Security and Issuer.

         Address of Issuer's principal executive offices:
         6133 N. River Road, Suite 700
         Rosemont, Illinois 60018

Item 2.  Identify and Background.

         (b) Business Address:
             6133 N. River Road, Suite 700
             Rosemont, Illinois 60018

         (c) Principal occupation or employment -
             Position: Chairman of the Board
             Address:  6133 N. River Road, Suite 700
                       Rosemont, Illinois 60018

Item 5.  Interest in Securities of the Issuer.

     (a) At December 31, 1995:
         Aggregate number of securities beneficially owned: 470,724* (including 9,000 shares subject to immediately exercisable options)
         Percentage of Class: 9.9% (based on 4,727,391 shares outstanding at December 31, 1995 and 9,000 shares subject to immediately exercisable options)
     (b) Number of shares as to which such person has:
         (i)    sole voting power: 85,750
         (ii)   shared voting power: 375,974**
         (iii)  sole dispositive power: 461,724***
         (iv)   shared dispositive power: 0

* Excludes 352,057 shares owned by Mr. Bodeen's wife but includes 375,974 shares held by trusts created the will of Mr. Bodeen's father-in-law, LeRoy A. Lindberg, deceased, as to each of which Mr. Bodeen disclaims beneficial ownership.

** Power to vote over 375,974 shares is shared between Bank of America Illinois and Mr. Bodeen, as co-trustees of trusts created under the will of Mr. Bodeen's father-in-law, Leroy A. Lindberg, deceased.

*** Mr. Bodeen has sole dispositive power over 85,750 shares held for his own account and 375,974 shares held as co-trustee of trusts created under the will of Mr. Bodeen's father-in-law, LeRoy A. Lindberg, deceased.

Page 4 of 5 Pages

(c) The reporting persons have effected the following transactions in the last 60 days:


                   Amount
                   Sold or                          Type of
      Date       Transferred       Price          Transaction
    --------     -----------     ---------        -----------
    11/22/95        2,000          $6.375          Open market sales
                                                   by trusts
    11/27/95        3,000          $6.375          - " -
    11/27/95        3,000          $6.500          - " -
    11/29/95        5,000          $6.500          - " -
    11/30/95        4,500          $6.50           - " -
    12/01/05        5,000          $6.500          - " -
    12/04/95       11,000          $6.500          - " -
    12/14/95        8,500          $6.375          - " -
    12/20/95        3,000          $6.500          - " -
    12/26/95          400           n/a            Gift to charity


PAGE 5 of 5 Pages

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 9, 1996               George H. Bodeen
                                       ------------------------

********************************************************************************
                               End Amendment No. 3
********************************************************************************
[TYPE]  SC 13D/A
[DESCRIPTION]  Amendment No. 2
********************************************************************************
                              Begin Amendment No. 2
********************************************************************************
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                              Lindberg Corporation
                                (Name of Issuer)

                          Common Stock, $2.50 Par Value
                         (Title of Class of Securities)

                                  5351 71-10-2
                                 (CUSIP Number)

                       John H. Bitner, Bell, Boyd & Lloyd
                       70 West Madison Street, Suite 3200
                             Chicago, Illinois 60602
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 7, 1991
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 4 Pages

SCHEDULE 13D
CUSIP No.
PAGE 2 of 4 Pages

1    NAME OF REPORTING PERSON:  George H. Bodeen
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          a ( ) b ( )
3    SEC USE ONLY
4    SOURCE OF FUNDS:  PF & OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  ( )
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7    SOLE VOTING POWER:                75,700
8    SHARED VOTING POWER:             432,074
9    SOLE DISPOSITIVE POWER:          507,774
10   SHARED DISPOSITIVE POWER:              0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 507,774
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: (X)
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.8%
14   TYPE OF REPORTING PERSON:  IN

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934

     There have been no changes in the information reported in the statement of the undersigned filed with the Securities and Exchange Commission of the initial
Schedule 13D of George H. Bodeen and amendment No. 1 thereto, except as indicated below:

Item 5.  Interest in Securities of the Issuer as of March 7, 1991
-----------------------------------------------------------------

         (a) Aggregate number and percentage of class of securities beneficially owned:
                       Number                Percentage
                      of Shares               of Class
                      ---------              ----------
                       507,774*                 10.8%

         (b) Number of shares for which there is sole voting power and shared voting power and number of shares as to which there is sole power of disposition and shared power of disposition:

Sole Voting         Shared Voting          Sole Power           Shared Power
   Power                Power            of Disposition        of Disposition
-----------         -------------        --------------        --------------
   75,700              432,074**            507,774***               -0-

--------------
* Does not include shares held by Mr. Bodeen's wife, by his wife as custodian for their children or by his children individually. Includes shares held by trusts created under the will of Mr. Bodeen's father-in-law, LeRoy A. Lindberg, deceased. Mr. Bodeen disclaims beneficial ownership of all such shares.

** Power to vote over 432,074 shares is shared between Continental Illinois National Bank and Trust Company of Chicago and George H. Bodeen, as co-trustees of trusts created under the will of Mr. Bodeen's father-in-law, LeRoy A. Lindberg, deceased.

*** Mr. Bodeen has sole dispositive power over 75,700 shares held for his own account and 432,074 shares held as co-trustee of trusts created under the will of Mr. Bodeen's father-in-law, LeRoy a. Lindberg, deceased.

                                PAGE 3 of 4 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 1991                   George H. Bodeen
                                        ---------------------------

                                PAGE 4 of 4 Pages

********************************************************************************
                               End Amendment No. 2
********************************************************************************
[TYPE]  SC 13D/A
[DESCRIPTION]  Amendment No. 1
********************************************************************************
                              Begin Amendment No. 1
********************************************************************************
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                              Lindberg Corporation
                                (Name of Issuer)

                          Common Stock, $2.50 Par Value
                         (Title of Class of Securities)

                                  5351 71-10-2
                                 (CUSIP Number)

                       John H. Bitner, Bell, Boyd & Lloyd
                       70 West Madison Street, Suite 3200
                             Chicago, Illinois 60602
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 3, 1984
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 4 Pages

SCHEDULE 13D
CUSIP No.    5351 71-10-2
PAGE 2 of 4 Pages

1    NAME OF REPORTING PERSON:  George H. Bodeen
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          a ( ) b ( )
3    SEC USE ONLY
4    SOURCE OF FUNDS:  PF & OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  ( )
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7    SOLE VOTING POWER:                61,000
8    SHARED VOTING POWER:             485,360
9    SOLE DISPOSITIVE POWER:          546,360
10   SHARED DISPOSITIVE POWER:              0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 546,360
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ( )
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.3%
14   TYPE OF REPORTING PERSON:  IN

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934

     There have been no changes in the information reported in the statement of the undersigned filed with the Securities and Exchange Commission under cover of the initial Schedule 13D of George H. Bodeen, except as indicated below:

Item 5.  Interest in Securities of the Issuer as of February 29, 1984
---------------------------------------------------------------------

         (a) Aggregate number and percentage of class of securities beneficially owned:
                       Number                Percentage
                      of Shares               of Class
                      ---------              ----------
                       546,360*                 10.3%

         (b) Number of shares for which there is sole voting power and shared voting power and number of shares as to which there is sole power of disposition and shared power of disposition:

Sole Voting         Shared Voting          Sole Power           Shared Power
   Power                Power            of Disposition        of Disposition
-----------         -------------        --------------        --------------
   61,000              485,360**            546,360***               -0-

--------------
* Does not include shares held by Mr. Bodeen's wife, by his wife as custodian for their children or by his children individually. Includes shares held by trusts created under the will of Mr. Bodeen's father-in-law, LeRoy A. Lindberg, deceased. Mr. Bodeen disclaims beneficial ownership of all such shares.

** Power to vote over 485,360 shares is shared between Continental Illinois National Bank and Trust Company of Chicago and George H. Bodeen, as co-trustees of trusts created under the will of Mr. Bodeen's father-in-law, LeRoy A. Lindberg, deceased.

*** Mr. Bodeen has sole dispositive power over 61,000 shares held for his own account and 485,360 shares held as co-trustee of trusts created under the will of Mr. Bodeen's father-in-law, LeRoy a. Lindberg, deceased.

                                PAGE 3 of 4 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 1984                   George H. Bodeen
                                        ---------------------------

                                PAGE 4 of 4 Pages

********************************************************************************
                               End Amendment No. 1
********************************************************************************
[TYPE]  SC 13D
[DESCRIPTION]  Original Schedule 13D
********************************************************************************
                           Begin Original Schedule 13D
********************************************************************************
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No.  )*

                              Lindberg Corporation
                                (Name of Issuer)

                          Common Stock, $2.50 Par Value
                         (Title of Class of Securities)

                                  5351 71-10-2
                                 (CUSIP Number)

               John H. Bitner, Bell, Boyd, Lloyd, Haddad & Burns;
                            135 South LaSalle Street;
                             Chicago, Illinois 60603
                                 (312) 372-1121
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 2, 1981
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (X). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 6 Pages

SCHEDULE 13D
CUSIP No.    5351 71-10-2
PAGE 2 of 6 Pages

1    NAME OF REPORTING PERSON:  George H. Bodeen
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          a ( ) b ( )
3    SEC USE ONLY
4    SOURCE OF FUNDS:  OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  ( )
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7    SOLE VOTING POWER:                37,800
8    SHARED VOTING POWER:             391,800
9    SOLE DISPOSITIVE POWER:           37,800
10   SHARED DISPOSITIVE POWER:        391,800
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 429,600
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ( )
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.3%
14   TYPE OF REPORTING PERSON:  IN

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934


Item 1.  Security and Issuer
----------------------------

         Title and class of equity securities:
                        Common Stock
                        ($2.50 par value)

         Name of Issuer:
                        Lindberg Corporation

         Address of issuer's principal executive offices:
                        8600 W. Bryn Mawr Avenue
                        Chicago, Illinois 60631

Item 2.  Identify and Background
--------------------------------

         (a)  Name - George H. Bodeen

         (b)  Business address -
                     8600 W. Bryn Mawr Avenue
                     Chicago, Illinois 60631

         (c)  Principal occupation or employment -
              Position: President and Chief Executive Officer
              Name of Company: Lindberg Corporation
                Nature of Business: The Company operates in the field of metallurgical processing whereby it provides heat treating services and produces high alloy, heat resistant castings used in industrial heat treating applications.
              Address: 8600 W. Bryn Mawr Avenue
                       Chicago, Illinois 60631

         (d) Person filing this schedule has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

         (e) Person filing this schedule has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Citizenship - U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration:
----------------------------------------------------------

         The person filing this Schedule acquired the interests which required this filing upon his qualification under the law of the State of Illinois as a co-executor of the Estate of LeRoy A. Lindberg.

Item 4.  Purpose of Transaction.
-------------------------------

         The acquisition of the interests which required this filing were for the purpose of administering the Estate of LeRoy A. Lindberg in accordance with the law of the State of Illinois.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

         (a) Aggregate number and percentage of class of securities beneficially owned:
                       Number                Percentage
                      of Shares               of Class
                      ---------              ----------
                       429,600*                 12.3%

         (b) Number of shares for which there is sole voting power and shared voting power and number of shares as to which there is sole power of disposition and shared power of disposition:

Sole Voting         Shared Voting          Sole Power           Shared Power
   Power                Power            of Disposition        of Disposition
-----------         -------------        --------------        --------------
   37,800              391,800*              37,800               391,800*

--------------
* Power to vote and power of disposition over 391,000 shares is shared between Continental Illinois National Bank and Trust Company of Chicago and George H. Bodeen, as co-executors of the Estate of LeRoy a. Lindberg; power to vote and power of disposition over 1,800 shares is shared by George H. Bodeen with his wife, Nancy L. Bodeen.

Information required by Item 2 with respect to Continental Bank and Trust Company of Chicago:

         Name -
                 Continental Illinois National Bank and Trust
                   Company of Chicago (as co-executor for the Estate of LeRoy A. Lindberg)

         State of Organization -
                 Illinois

         Principal business -
                 Commercial Banking

         Address of principal office and principal business -
                 231 South LaSalle Street
                 Chicago, Illinois

         Continental Illinois National Bank and Trust Company of Chicago has not, to the knowledge of the person filing this schedule, during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Continental Illinois National Bank and Trust Company of Chicago has not, to the knowledge of the person filing this schedule, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information required by Item 2 with respect to Nancy L. Bodeen:

         (a)  Name - Nancy L. Bodeen

         (b)  Residence address - 600 Valley Road
                                  Glencoe, Illinois 60022

         (c)  Principal occupation or employment - none

         (d) Nancy L. Bodeen has not, to the knowledge of the person filing this schedule, during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Nancy L. Bodeen has not, to the knowledge of the person filing this schedule, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Citizenship - U.S.A.

         (c) Continental Illinois National Bank and Trust Company of Chicago and George H. Bodeen acquired the shared power of disposition over 390,000 shares on January 2, 1981, the date upon which they became qualified under the laws of the State of Illinois as co-executors for the Estate of LeRoy A. Lindberg.

         (d) The Estate of LeRoy a. Lindberg has the right to receive dividends on and the proceeds from the sale of the 390,000 shares over which the person filing this Schedule has shared voting power and shared power of disposition.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
------------------------------------------------------------------------------

         None

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

         None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                                  George H. Bodeen
                                        ---------------------------